January 12, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (972) 484-1393

Mr. Michael R. Meyers
Chief Financial Officer
Monitronics International, Inc.
2350 Valley View Lane, Suite 100
Dallas, TX  75234

      Re:	Monitronics International, Inc.
      Form 10-K for the year ended June 30, 2005
      Filed September 23, 2005
      File No. 333-110025

Dear Mr. Meyers:

      We have reviewed your January 6, 2006 response letter and have the following additional comments.

1. We read your response to comment 2 and note that the liquidation value will be subject to adjustment only upon the occurrence of certain defaults. Please advise us of and clarify, in future filings, your disclosure with respect to changes in the liquidation value subsequent to the dividend election date. For instance, your disclosure on page F-15 suggests that the liquidation value is subject to adjustment on a quarterly basis based on changes in EBITDA, cash and company debt.

2. Please further explain to us the method you used to determine the fair value upon reclassification and how will recognize subsequent changes in the liquidation value. For instance, if the initial and subsequent measurement is based on the present value of the amount to be paid at settlement, using an interest rate implicit on the dividend election date, please further explain how you considered the default provisions and other changes in the liquidation value in determining that the amount to be paid is fixed. Refer to paragraphs
21 - 22 of SFAS 150. In your response, please also show us how you calculated the liquidation value on the dividend election date.


*  *  *  *



	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Michael R. Meyers
Monitronics International, Inc.
January 12, 2006
Page 1